Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Helen of Troy Limited:

We consent to the incorporation by reference herein of our report dated May 14, 2007, with respect to the consolidated balance sheet of Helen of Troy Limited and subsidiaries as of February 28, 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows and related financial statement schedule for each of the years in the two-year period ended February 28, 2007, which report appears in the February 29, 2008 annual report on Form 10-K of Helen of Troy Limited. Our report on the consolidated financial statements refers to a change in the Company’s accounting for share-based payments effective March 1, 2006.

/s/ KPMG LLP

Houston, Texas
September 23, 2008